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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                            Commission File Number 001-12559

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 1999
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Cragar Industries, Inc.
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Full Name of Registrant


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Former Name if Applicable

4636 North 43rd Avenue
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Address of Principal Executive Office (STREET AND NUMBER)

Phoenix, Arizona 85031
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Cragar Industries, Inc. (the "Company") could not complete the electronic filing of its Annual Report on Form 10-K for the year ended December 31, 1999 (the "Form 10-K") by the prescribed filing date of 5:30 p.m. EST on March 30,2000 without unreasonable effort or expense as a result of the following:

The Company has experienced significant changes in its business strategy as a result of a December 1999 business transaction. Additionally, the Company changed its independent auditors. The shift in business strategy has lead to enhanced scrutiny and discussions between the new and former independent auditors with respect to the audited financial statements of the Company for the year ended December 31, 1999.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               Rick Franke                    623               247-1300
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                  (Name)                  (Area Code)      (Telephone Number)


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(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

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    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See Annex A attached hereto.


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                           CRAGAR INDUSTRIES, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date: March 31, 2000                        By:/s/ Rick Franke
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                                                   Rick Franke
                                                   Chief Financial Officer


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                                    ANNEX A


For the reasons stated in Part III to this Form 10-K for the year ended December 31, 1999 cannot be filed by the prescribed date of 5:30 p.m. EST on March 30, 2000. The Company expects to report in its Form 10-K (i) net sales of $12.8 million in 1999 compared with $12.1 million in 1998, (ii) operating expenses of $1.9 million in 1999 compared with $4.4 million in 1998 and (iii) net earnings of $.05 million in 1999 compared with net loss of $3.9 million in 1998.

The revenues are increased in 1999 compared with 1998 principally due to the sales of inventory to its licensing partners and increased sales to existing customers during the first nine months ended September 30, 1999. The Company stopped actively selling products in the fourth quarter ended December 31, 1999 in connection with the completion of transactions with its licensing partners. The decrease in operating expenses in 1999 compared with 1998 is due primarily to the Company's continued cost cutting programs and a significant reduction in marketing expenses. In addition, coinciding with the transactions with its licensing partners, the Company implemented a significant reduction in operating expenses, primarily related to sales, marketing and personnel, during the fourth quarter ended December 31, 1999. The increase in net earnings in 1999 compared to a net loss in 1998 is due primarily to combined efforts of the Company to decrease its operating expenses and extraordinary gains related to the forgiveness of debts by certain material and media vendors.


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